November 7, 2005	Alan L. Talesnick (303) 894-6378 atalesnick@pattonboggs.com

BY EDGAR AND OVERNIGHT COURIER

Mr. David R. Humphrey
Securities And Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, D.C. 20549

Re:	Element 21 Golf Company
Form 10-KSB for the year ended June 30, 2004
File No. 0-15260

Dear Mr. Humphrey:

On behalf of Element 21 Golf Company (the “Company”), this letter responds to the Staff’s comments in the Staff’s letter dated March 10, 2005 concerning the Company’s Annual Report on Form 10-KSB (the “Annual Report”) filed with the Commission on December 21, 2004 with information provided to us by the Company. The responses below are numbered to correspond with the comments in the Staff’s March 10, 2005 letter. Also provided with this letter is Amendment No. 1 to Form 10-KSB (the “Amendment”), which is being filed with the Commission simultaneously with this letter. Three blacklined copies showing the changes made to the Annual Report are provided for your convenience.

Form 10-KSB for the year ended June 30, 2004

Item 6. Management’s Discussion and Analysis Plan of Operation, page 18.

Comment 1. We note that you currently have no revenue sources and that the independent auditor’s report contains a modification concerning your ability to continue as a going concern. Accordingly, please expand your disclosure to discuss your specific plans for obtaining additional funds, as well as the consequences should you be unable to raise sufficient funds to pursue your business plan as outlined. Include a discussion of how long you can continue to satisfy your cash requirements before additional funding will be necessary. See Item 303 (a)(1)(i) of Regulation S-B. As appropriate, please make a similar revision to the information provided in the “Liquidity and Capital Resources section and expand the disclosure in the footnotes to your financial statements.

Mr. David Humphrey
November 7, 2005

Response to Comment 1. From the Company’s inception through October 2002 the Company’s primary source of funds has been the proceeds from private offerings of its common stock and advances from affiliates of Dr. Reeves, other consultants, related parties and loans from stockholders. The Company’s need to obtain capital from outside investors is expected to continue until it is able to achieve profitable operations, if ever. There is no assurance that management will be successful in fulfilling all or any elements of its plans. The failure to achieve these plans will have a material adverse effect on the Company’s financial position, results of operations and ability to continue as a going concern. As noted in the Company auditor’s report for each of our fiscal years ended 2003 and 2004, there is substantial doubt about the Company’s ability to continue as a going concern. At the present time, the Company is attempting to obtain additional financing by speaking with potential investors, but there are currently no commitments from any source. The Company currently has virtually no cash available and is relying on small advances from its CEO and a few other stockholders, although there is no assurance or commitment of any additional funds from these or any other sources. Therefore, additional funding is immediately necessary. If we do not receive additional funding in time to maintain operations, then it is possible that our business may not be able to continue.

This discussion has been included in the Liquidity and Capital Resources section and in Note 1 to the financial statements.

Fiscal 2004 Compared to Fiscal 2003, page 19

Comment 2. Please provide further explanation as to the cause of the increase in consulting and other professional fees in fiscal year 2004 over the amount for fiscal 2003.

Response to Comment 2. Consulting and professional fees totaled $2,176,215 for the year ended June 30, 2004 compared to $695,251 for the year ended June 30, 2003, resulting in an increase of $1,480,964. During fiscal 2004, the Company issued 20,460,010 of its common shares in payment of $1,841,400 of such fees. These payments were made to outside consultants for services provided to the Company. This discussion has been updated in the Annual Report.

Mr. David Humphrey
November 7, 2005

Comment 3. It is unclear how the Element 21 Acquisition could result on $210,017 of other income. Generally, the consummation of an acquisition is not an income-producing event. Please explain supplementally and revise your disclosure, as appropriate.

Response to Comment 3. The amount of $210,017 as shown in the Statement of Operation as “Other Income” for the fiscal year ended June 30, 2003 should have been titled “Forgiveness of Debt”. Loans were made to the Company during the year in order to supplement the Company’s poor cash flow. As of June 30, 2003, the entire loan balance was forgiven by the lender. The Statement of Operation and Note 1b to the financial statements have been revised for this correction.

Item 7. Financial Statements

Note 1(a) - Reporting Entity, page F-8

Comment 4. We note that your acquisition of Technologies, a development stage company formed to design, develop and market scandium alloy golf clubs, was accounted for as a reverse acquisition. As a result, since Technologies was the accounting acquirer in this merger transaction, your historical financial statements should be those of Technologies. These historical financial statements should reflect the operations of Technologies prior to September 17, 2004, and the historical stockholders’ equity of Technologies should be retroactively restated to reflect the equivalent number of shares received in the merger transaction.

Response to Comment 4. Because Technologies was incorporated on September 17, 2004, the historical financial statements report the development stage period as beginning on September 17, 2004. The year ended June 30, 2003 includes operations from July 1, 2002 to September 17, 2002 of BRL and operation of Technologies from that point forward.

Comment 5. As discussed in the previous comment, your historical financial statements should reflect the operations of Technologies prior to September 17, 2002. Since Technologies was a development stage company at the time of the merger transaction, it appears that your development stage disclosures should extend back to the inception of Technologies, not just until September 17, 2002. See paragraph 11 of SFAS 7.

Response to Comment 5. Please see response to Comment 4 above.

Mr. David Humphrey
November 7, 2005

Note 3 Equity, page F-14

Comment 6. Please revise your disclosure to show the options outstanding by range of exercise price in accordance with paragraph 48 of SFAS 123.

Response to Comment 6. The disclosure has been revised in accordance with this comment.

Note 4 - Income Taxes, page F-15

Comment 7. We note your disclosure that you have not filed federal or state tax returns for any of the tax years subsequent to December 31, 1993. Supplementally, please tell us if you were required to file tax returns for any of all of those years and, if so, the potential consequences for not having complied with the filing requirements.

Response to Comment 7. Biorelease Corp. (BRL) has not filed income tax returns since December 31, 1003. The accumulated losses of BRL are in excess of $8,000,000. Tax returns were required for the years subsequent to December 31, 1993, the Company does not believe that there is any consequence for failing to file other that reporting the losses to be carried forward. BRL has not reported any taxable income. Losses will be limited under IRS regulations pursuant to the merger with the Company and carried forward as available.

Note 6 - Subsequent Events, page F-16.

Comment 8. Your disclosure states that you intend to spin off your interest in Holdings and ACT by was of a share exchange agreement. Generally, in a spin-off transaction, shares of the company being spun off are distributed, not exchanged. Supplementally tell us what securities are being exchanged, and make all necessary revisions to clarify your disclosure of the spin-off transaction.

Response to Comment 8. The Subsequent Event note has been changed to state that the Company intends to distribute to its shareholders of record on October 4, 2004 (other than the previous Element 21 shareholders in accordance with their consent) a dividend in the form of shares of Holdings and ACT (ACT is dormant).

In addition, the Company acknowledges that:

Mr. David Humphrey
November 7, 2005

(i)	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any member of the Staff has comments or questions, please contact me at (303) 894-6378. Thank you for your attention to this filing.

Very truly yours,

PATTON BOGGS LLP

By:	/s/ Alan Talesnick
Alan L. Talesnick

Enclosures
Cc: Element 21 Golf Company